Filed by U.S. Premium Beef, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: U.S. Premium Beef, Inc. Registration Statement No.: 333-115164

July 19, 2004

Dear USPB Shareholder:

     As you know, U.S. Premium Beef is considering converting from a cooperative to a Delaware Limited Liability Company (LLC). As part of that process, USPB’s Board and Management request that you reserve 2:00 p.m. on August 18, 2004 as a tentative date for a special meeting exclusively for USPB shareholders. This meeting will be conducted at the Highland Hotel in Great Bend, KS, for the purpose of reviewing and voting on a proposal to convert to an LLC. USPB’s Board of Directors and management as well as representatives from our advisory team will be on hand to assist with explaining the proposal and answering any questions you may have.

     We apologize that the August 18, 2004 date is still tentative. We are working with the Securities and Exchange Commission to have our registration statement declared effective and until that occurs the meeting date cannot be finalized. You will be receiving an extensive document describing the proposed conversion, which will be mailed once our registration statement is declared effective. Included will be a formal Notice of Special Meeting of Shareholders which will include the official date and time of this meeting. In an effort to help us plan for this meeting, we are asking our shareholders to complete and return the enclosed RSVP. However, all shareholders are welcome and encouraged to attend regardless of whether or not they send an RSVP. This letter is not a solicitation and responding with an RSVP does not require or obligate you to attend the meeting. Your RSVP is requested only to assist in planning for the meeting. We hope to see you at the meeting.

Sincerely,

Steven D. Hunt, CEO

U.S. Premium Beef, Inc. (the “Corporation”), a wholly owned subsidiary of U.S. Premium Beef, Ltd. (the “Cooperative”) has filed a registration statement on Form S-4 (File No. 333-115164) with the Securities and Exchange Commission (the “SEC”) in order to allow for the occurrence of a possible restructuring of the Cooperative. Once the registration statement is declared effective by the SEC, a document known as the “voting materials—prospectus”, when it becomes available, will be distributed free of charge to the Cooperative’s shareholders. Shareholders of the Cooperative are urged to read the voting materials—prospectus because it will contain important information about the Cooperative and the Corporation, the proposed restructuring, the solicitation of votes by the Cooperative and related matters. Shareholders will also be able to obtain a free copy of the voting materials—prospectus at the SEC’s web site (www.sec.gov).

This communication contains forward-looking statements that involve future events and actions. Such forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.

U.S. Premium Beef, Ltd.
Special Meeting RSVP

Tentatively scheduled for:
August 18, 2004, 2 p.m.
Highland Hotel
3017 West 10th Street
Great Bend, KS 67530
620-792-2431

Please complete and fax or mail to USPB as soon as possible.

PLEASE PRINT CLEARLY

Member Name:  _________________________________________________________________________

Name for Name Badge:   __________________________________________________________________

Address:   ______________________________________________________________________________

City, State Zip:   _________________________________________________________________________

Phone:   ________________________________________________________________________________

Additional Registrations (This meeting is limited to USPB shareholders and family members):

Name:  ________________________________________________________________________________

Name For Name Badge:  __________________________________________________________________

Relationship to USPB Shareholder:   _________________________________________________________

Name:   ________________________________________________________________________________

Name For Name Badge:   __________________________________________________________________

Relationship to USPB Shareholder:   _________________________________________________________

Please complete and fax or mail as soon as possible to:
U.S. Premium Beef, P.O. Box 20103, Kansas City, MO 64195
(866) 877-2525 phone • (816) 713-8810 fax

This meeting is exclusively for USPB shareholders. This is not a solicitation and responding with an RSVP does not require or obligate you to attend the meeting. Your RSVP is requested only to assist in planning for the meeting.